

February 26, 2013

<u>Via E-mail</u>
Mr. David A. Jonas
Chief Financial Officer
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, Minnesota 55976

   RE: **Rochester Medical Corporation**
      Form 10-K for Fiscal Year Ended September 30, 2012
      Filed December 19, 2012
      Form 10-Q for the Quarter Ended December 31, 2012
      Filed February 11, 2013
      File No. 000-18933

Dear Mr. Jonas:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Application of Critical Accounting Policies, page 28

– Inventory, page 28

1. Please revise future filings to provide greater insight into the critical estimates, assumptions and judgments inherent in your inventory accounting policies. In this regard, expand the disclosures to explain how you estimate "future demand" and "market conditions."

Item 8. Financial Statements and Supplementary Data, page 40

2. We note your disclosure on page 50 that you corrected an error related to your goodwill and deferred tax liabilities as of September 30, 2011. We also note your disclosure on page 54 that you corrected errors related to your accounting for shipping and handling costs in each of the years ended September 30, 2011 and 2010. We further note that the errors relating to your accounting for shipping and handling costs were considered to be significant enough to conclude that as of September 30, 2012 you had a material weakness in your internal controls over financial reporting. Please address the following:

    *   We do not see where you have provided clear disclosure on the face of the balance sheet or the statements of operations that the prior year amounts have been restated. Please explain to us why you concluded such disclosure was not necessary.

    *   Please have your auditor address how it considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in the audit report was not required.

Note 2. Summary of Significant Accounting Policies, page 48

– Marketable Securities, page 48

3. We note your disclosure here that your marketable securities consist of U.S. treasury bills and CD's. We further note your disclosure that you have determined the values given to these securities are measured using Level 1 inputs. Please explain to us in greater detail the nature of the inputs used to value these marketable securities and why you concluded that these represent Level 1 inputs. Refer to FASB ASC 820-10.

Form 10-Q as of December 31, 2012

Note K – Revisions, page 8

4. We note your disclosure here regarding the revisions to the quarterly financial statements for the comparable quarter in the prior year. Please explain to us why you have not labeled the financial statements for the three months ended December 31, 2011 as "restated" in light of the error correction.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief